Exhibit 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the Verizon Savings and Security Plan for Mid-Atlantic Associates:

We consent to the incorporation by reference in the Registration Statements (Form S-8 File No. 333-137475 pertaining to the Verizon Savings and Security Plan for Mid-Atlantic Associates of our report dated June 27, 2008, relating to the Statements of Net Assets Available for Benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Verizon Savings and Security Plan for Mid-Atlantic Associates.

/s/ Mitchell & Titus LLP

New York, New York

June 27, 2008